SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that, received on August 22, 2017, from Comissão de Valores Mobiliários - CVM, the official letter No. 291/2017/CVM/SEP/GEA-1, requesting clarifications regarding the news published by the G1 news portal, under the title "Ministry proposes privatization of Eletrobras ", as transcribed at the end of this market announcement.

In compliance with the aforementioned Official Letter, the Company clarifies the following:

1. According to the Relevant Facts published on August 21, and 22, 2017, the Ministry of Mines and Energy will propose to the Council of the Investment and Partnership Program of the Presidency, the privatization of Eletrobras. There is neither approval nor definition of the model of how privatization may occur.

2. The Company also highlighted in the aforementioned Relevant Facts that the implementation of the operation and the definition of the model depend on governmental authorizations, as well as the evaluation of the legal and regulatory authorizations that may be necessary.

3. In light of the foregoing, there is no material information that has not been adequately disclosed by the Company through Material Facts mentioned above.

Rio de Janeiro, August 22, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation of the Official Letter nº 291/2017/CVM/SEP/GEA-1

“ (...)Subject: Request for clarification on news.

Dear Officer,

1. In reference to the news published on 08.21.2017 in the G1 news portal under the title "Ministry proposes privatization of Eletrobras", which summarizes the following statements:

“[...]

According to GloboNews journalist Valdo Cruz, the Minister of Mines and Energy, Fernando Coelho Filho, said that the proposal is for the Federal Government participation in Eletrobras fall to 47% and that the expectation is to raise about R$ 20 billion with the operation .

According to the minister, a capital increase in the company will be made, in which the government will not participate. Consequently, the stake of government in the company will fall.

[...]

"The way out is to seek funds in the capital market by attracting new investors and new partners. The government will remain a shareholder, receiving dividends over time. The company will start to give profit and not loss, which will benefit states and municipalities with the increase in tax collection, "the document says.

The text also states that 'the Federal Government will maintain veto power in the Eletrobras administration, ensuring that strategic decisions in the sector are preserved, such as the sectoral costs of the CDE and the financing of projects to revitalize the Rio São Francisco [...]”.

2. In view of the foregoing, we request a statement from the company regarding the statements highlighted in the above news and how Eletrobrás's privatization process will be carried out.

3. It should be noted that CVM Instruction No. 358/2002, article 4, sole paragraph, provides for the obligation to inquire of the company's management and controlling shareholders, as well as all other persons with access to relevant acts or facts, whether they are aware of information that must be disclosed to the market in order to ascertain whether they know information that should be disclosed to the market.

MARKET ANNOUNCEMENT

4. The answer should be submitted through the Empresa.NET System category: Market Announcement, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the news media, which should include a transcript of this Official Letter.

5. The Superintendence of Corporate Relations will be responsible for, in the use of its legal attributions and, based on Law No. 6,385/1976, article 9, item II, and CVM Instruction No. 452/2007, the determination of the application of a fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failure to comply with the requirements of this official letter, sending exclusively by email, until 08/23/2017, notwithstanding the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.

Sincerely,”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.